SEC 1745
(02-02)
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                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549



                       SCHEDULE 13G/A

         Under the Securities Exchange Act of 1934

                    (Amendment No. 9)*


                    HMN FINANCIAL, INC.
- ---------------------------------------------------------
                     (Name of Issuer)

                       COMMON STOCK
- ---------------------------------------------------------
              (Title of Class of Securities)

                         40424G108
- ---------------------------------------------------------
                      (CUSIP Number)


                    December 31, 2003
- ---------------------------------------------------------
 (Date of Event Which Required Filing of this Statement)


Check the following box to designate the rule pursuant to which this Schedule is filed:

    [x] Rule 13d-1(b)
    [ ] Rule 13d-1(c)
    [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.  40424G108

- ----------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      (entities only)

        HMN Financial, Inc. Employee Stock Ownership Plan
        IRS ID No.    37-1327748
- ----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
                                     (a) / /
                                     (b) /x/
- ----------------------------------------------------------------
3     SEC USE ONLY

- ----------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
- ----------------------------------------------------------------

NUMBER OF       5   SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY       -------------------------------------------------
EACH            6   SHARED VOTING POWER
REPORTING
PERSON                  871,701 (1)
WITH           -------------------------------------------------
                7   SOLE DISPOSITIVE POWER

                        871,701 (1)
               -------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                        0
- ----------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          871,701
- ----------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES

- ----------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          19.4%
- ----------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

          EP
- ----------------------------------------------------------------

(1) Includes 251,271 shares held in "allocated" accounts and 620,430 shares held in "unallocated" accounts of the HMN
Financial, Inc. Employee Stock Ownership Plan.


CUSIP No.  40424G108
- ----------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      (entities only)

          First Bankers Trust Co. N.A.
          IRS ID No.    37-1327748
- ----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
          (a) / /
          (b) /x/
- ----------------------------------------------------------------
3     SEC USE ONLY

- ----------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- ----------------------------------------------------------------
NUMBER OF      5     SOLE VOTING POWER
SHARES
BENEFICIALLY             0
OWNED BY      --------------------------------------------------
EACH           6     SHARED VOTING POWER
REPORTING
PERSON                   871,701 (1)
WITH          --------------------------------------------------
               7     SOLE DISPOSITIVE POWER

                         871,701 (1)
              --------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                         0
- ----------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           871,701
- ----------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (See Instructions)

- ----------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          19.4%
- ----------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instruction)

          BK
- ----------------------------------------------------------------

 (1)Includes 251,271 shares held in "allocated" accounts and 620,430 shares held in "unallocated" accounts of the HMN
Financial, Inc. Employee Stock Ownership Plan.


ITEM 1.
     (a)  Name of Issuer
          --------------
          HMN Financial, Inc. (the "Corporation")

     (b)  Address of Issuer's Principal Executive Offices
          -----------------------------------------------
          1016 Civic Center Drive NW
          Rochester, MN 55901
ITEM 2.
     (a)  Name of Person Filing
          ---------------------
          HMN Financial, Inc.
          Employee Stock Ownership Plan (the "ESOP")

    Pursuant to applicable regulations, First Bankers Trust
Company, N.A. (the "Trustee"), the Trustee of the ESOP may also be deemed to be a "beneficial owner" of the shares held by the ESOP as described below.


     The Trustee also may be deemed a "beneficial owner" of unvested shares held in HMN Financial, Inc. Recognition and Retention Plan.

Address of Principal Business Office or, if none, Residence:

     (b)  The business address of the ESOP is:

          1016 Civic Center Drive NW
          Rochester, MN 55901

          The business address of the Trustee is:

          Broadway at 12th St
          Quincy, Illinois 62305-3566

     (c)  Citizenship

          The ESOP trust was established under the laws of the state of Minnesota.

          The Trustee is a national bank incorporated under the laws of the United States.

     (d)  Title of Class of Securities
          ----------------------------
          Common stock, par value $.01 per share.

     (e)  CUSIP Number
          -----------------
          40424G108

ITEM 3. If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ]   Broker or dealer registered under section 15 of the Act
		(15 U.S.C. 78o).
(b)[X]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[ ]   Insurance company as defined in section 3(a)(19) of the Act
		(15 U.S.C. 78c).
(d)[ ]   Investment company registered under section 8 of the
		Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)[ ]   An investment adviser in accordance with
		Section 240.13d-1(b)(1)(ii)(E);
(f)[ ]   An employee benefit plan or endowment fund in
		accordance with Section240.13d-1(b)(1)(ii)(F);
(g)[ ]   A parent holding company or control person in accordance
		with Section 240.13d-1(b)(1)(ii)(G);
(h)[ ]   A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ]   A church plan that is excluded from the definition of an
		investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)[ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

 ITEM 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: The ESOP holds an aggregate of 871,701 shares (19.4% of the outstanding shares of the class) of the Corporation and has the voting rights as described below.
(b)   Percent of class: 19.4%.
(c)   Number of shares as to which the person has:
   (i)
   Sole power to vote or to direct the vote 871,701.
   (ii)
   Shared power to vote or to direct the vote __________________.

   Sole power to dispose or to direct the disposition of 871,701. The ESOP has sole dispositive power for all such shares subject to the terms of the Employee Stock Ownership Plan, which requires that participant accounts be primarily invested in common stock of the Corporation.

   First Bankers Trust Company NA, the Trustee of the ESOP, may be deemed under applicable regulations to "beneficially" own the shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of the shares held by the ESOP.
	(iii)
   Pursuant to the terms of the ESOP, participants in the ESOP are entitled to instruct the Trustee of the ESOP as to the voting of the shares allocated to their accounts. The provisions of the ESOP require the Trustee to vote the shares held by the ESOP which have not been allocated to specific accounts (or with respect to allocated accounts for which no instructions are timely received) on each issue with respect to which shareholders are entitled to vote in the proportion that the participant had voted the shares allocated to their accounts with respect to such issue. As of December 31, 2003 a total of 251,271 shares of Corporation common stock have been allocated to participants' accounts.

   The Trustee has the right to sell allocated shares held by the ESOP, the proceeds from which are allocated to the accounts of individual participants. The Trustee also may sell unallocated shares, to the extent such shares are not pledged to secure borrowed funds.
(iv)
Shared power to dispose or to direct the disposition of _____.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see
Section 240.13d3(d)(1).



ITEM 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[   ].
Instruction: Dissolution of a group requires a response to this item.


          Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another
        Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.
A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


The ESOP shares are held on behalf of the ESOP participants pursuant to the terms of the HMN Financial, Inc. Employee Stock Ownership
Plan and Trust Agreement. See Item 4. above for details.

Pursuant to the terms of the ESOP, dividends paid with respect to shares are allocated to participants' accounts in the ESOP as of the record date for the dividend payment and may be paid in cash to the participants, pursuant to the directions of the Board of Directors of the Corporation. Absent such direction by the Board of Directors, cash from the payment of dividends is retained in the accounts of participants or, to the extent permitted by law, may be used to repay the ESOP loan. With respect to unallocated shares, cash received from the sale of shares or payment of dividends is retained in the ESOP trust and may be used to purchase additional shares or to repay the ESOP loan.

ITEM 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          Not applicable.

ITEM 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          Not applicable.

ITEM 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not applicable.


ITEM 10.  Certification

(a)
The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         HMN FINANCIAL, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         FIRST BANKERS TRUST COMPANY, N.A.,
                         Trustee

			       Date:   February 10, 2004
                         Signature:/s/ Linda Shultz
                         ---------------------------------
                         Name/Title: Linda Shultz/Trust Officer




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)